Exhibit 99.1

PAN AMERICAN SILVER’S MEXICAN OPERATIONS WIN PRESTIGIOUS “CASCO DE
PLATA” SAFETY AWARDS

Vancouver, B.C. – October 13, 2010 – Pan American Silver Corp. (“Pan American” or the “Company”), (NASDAQ: PAAS; TSX: PAA) is pleased to report that its two Mexican mines, La Colorada and Alamo Dorado, have received the prestigious 2009 Casco de Plata (the “Silver Hardhat”) safety awards.  The awards are granted annually by the Mexican Chamber of Mines (CAMIMEX), to the safest open pit mine and underground mine in Mexico.

The La Colorada mine won the 2009 Casco de Plata in the category of underground operation with more than 501 workers.  La Colorada currently has approximately 669 employees and contractors.  The Alamo Dorado mine won the 2009 Casco de Plata in the category of open pit operation with fewer than 500 workers.  Alamo Dorado currently has approximately 280 employees and contractors.

Commenting on the awards, Steve Busby, COO said, “We take great pride in the safety record at our Mexican operations.  Both our Mexican mines are consistently ranked among the safest operations in the country. It is the second time both mines have won this prestigious award; however, this is the first time that both La Colorada and Alamo Dorado have received the Casco de Plata in their respective categories for the same year.  This is a reflection of our continued commitment to the highest safety standards at all of our mines and the well being of all our employees.  I would like to personally congratulate each of our Mexican employees and contractors on this tremendous achievement; it would not have been possible without their daily dedication to working safely each and every shift.”

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com